OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

March 27, 2013

Via Electronic Transmission

Ms. Kim Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer SteelPath MLP Funds Trust (SEC File No. 333-163614)

Dear Ms. Browning:

Thank you for your telephonic comments to post-effective amendment number 10 to the registration statement on Form N-1A for Oppenheimer SteelPath MLP Funds Trust (the “Registrant” or the “Trust”) on behalf of its series, Oppenheimer SteelPath MLP Alpha Fund, Oppenheimer SteelPath MLP Alpha Plus Fund, Oppenheimer SteelPath MLP Income Fund, Oppenheimer SteelPath MLP and  Infrastructure Debt Fund, and Oppenheimer SteelPath MLP Select 40 Fund (each a “Fund” and, collectively, the “Funds”) filed with the Securities and Exchange Commission (the “Commission”) on January 28, 2013.  Post-effective amendment number 10 was filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, to update the Prospectus and Statement of Additional Information to reflect certain investment policy changes, a new investment advisory agreement, a new Declaration of Trust and the election of new Trustees, all of which were approved by shareholders at meetings held on November 16 and November 30, 2012. For your convenience, we have included each of your comments in italics below, followed by our response.  The captions used below correspond to the captions the Registrant uses in the registration statement and defined terms have the meanings defined therein.  Any changes to be made to the registration statement in response to the Commission staff’s comments will be reflected in Post-Effective Amendment No. 11 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 27, 2013.

Prospectus

General

1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Ms. Kim Browning
U.S. Securities and Exchange Commission
Division of Investment Management

2.
Please take note of the use of certain open-ended terms (i.e., “including”,”such as” and”for example”) in the disclosure of the Funds’ principal risks.  Please note Registrant’s obligations under Item 4(b) of Form N-1A that such risks be disclosed in their entirety.

Registrant acknowledges the comment and is of the opinion that the Funds’ principal risks are disclosed in their entirety.

3.
Please file the completed fee tables and updated portfolio turnover data as EDGAR correspondence before filing the 485(b) filing as the Staff may have additional comments to the Funds’ Item 4 disclosure based on the portfolio turnover rates.

The Registrant filed the information as requested.

4.
Please confirm that there is no 12b-1 fee and related plan for Class I shares of all Funds and for Class I and Class Y shares of Oppenheimer SteelPath Select 40 Fund.  If so, the Registrant may state “None” as currently indicated in the table.  However, if there is a plan that can be activated by Board vote, please change the table to say N/A and footnote the existence of the Plan.

There is no 12b-1 fee or plan for Class I and Class Y shares.

5.	Please add a line item to the fee table titled “Interest Expense Related to Borrowings” for the other Funds as presented for Oppenheimer SteelPath MLP Alpha Plus Fund, if applicable.

This item is not applicable for the remaining Funds.

6.
In the applicable footnote to each Fund’s expense table, please confirm the Registrant’s understanding to remove the related line item from the table if the waiver may be discontinued within one year from the date of the prospectus.

The Registrant confirms its understanding of the Staff’s position in this regard.

7.
Please note that when requesting relief pursuant to 485(b)(1)(vii) that the Registrant should cite only 485(a) filings rather than 485(b) or 497 filings that the Staff has not had an opportunity to review.

In its letter dated January 17, 2013 requesting relief pursuant to delegated authority under Rule 485(b)(1)(vii), the Registrant cited 497 filings simply for the Staff’s convenience to show the specific changes that would be incorporated into the next registration statement update and noted that all such changes had been approved by shareholders.  In its request, the Registrant cited six prior 485(a) filings where the Staff had previously reviewed and commented on substantially similar changes for other Oppenheimer funds.

8.
With respect to the sections of each Fund’s prospectus titled “Principal Investment Strategies of the Fund, “Principal Risks of Investing in the Fund” and “Additional Information About Investment Strategies and Related Risks of the Oppenheimer SteelPath Funds” please confirm Registrant’s

Ms. Kim Browning
U.S. Securities and Exchange Commission
Division of Investment Management

understanding of the disclosure required by Items 4 and 9, respectively, of Form N-1A.  It seems that no changes have been made to these sections since the Trust’s last 485(b) filing.  Please confirm if that is correct.

The Registrant confirms that, except for the update of certain numbers pertaining to the example under “Deferred Tax Risk,” and a change to the “Interest Rate Risk” section in response to the Staff’s comment (see comment no. 13, below), there have been no changes to the specified sections since the Trust’s last 485(b) filing.

9.
Please describe what the word “substantial” means in the investment objective for Oppenheimer SteelPath MLP Alpha Fund.  Please disclose that there is no guarantee that the Fund can obtain substantial long-term capital appreciation.

The meaning of the word “substantial” in the Fund’s investment objective (provided below for your reference) is the same as that described in the Merriam-Webster dictionary (i.e., not imaginary or illusory; considerable in quantity).

“The investment objective of Oppenheimer SteelPath MLP Alpha Fund the “Fund” or “Alpha Fund”) is to provide investors with a concentrated portfolio of energy infrastructure Master Limited Partnerships (“MLPs”) which the Advisor believes will provide substantial long-term capital appreciation through distribution growth and an attractive level of current income.”

The prospectus contains disclosure stating that the Fund may not achieve its investment objective. The relevant text is set forth below for your reference.

“Principal Risks of Investing in the Fund.  The Fund’s principal risks are discussed below.  The value of the Fund’s investments may increase or decrease, sometimes dramatically, which will cause the value of the Fund’s shares to increase or decrease. As a result, you may lose money on your investment in the Fund, and there can be no assurance that the Fund will achieve its investment objective. The Fund is not a complete investment program.”

10.
Please describe what the phrase “high level” means in the investment objective for Oppenheimer SteelPath MLP Income Fund.  Please disclose that there is no guarantee that the Fund can generate a high level of income.

The meaning of the phrase “high level” in the Fund’s investment objective (provided below for your reference) is the same as that described in the Merriam-Webster dictionary (i.e., occurring, done or placed at a high level).

“The investment objective of Oppenheimer SteelPath MLP Income Fund (the “Fund” or “Income Fund”) is to generate a high level of inflation-protected current income, primarily through investments in the larger, more liquid energy Master Limited Partnerships (“MLPs”).

The prospectus contains disclosure stating that the Fund may not achieve its investment objective.  The relevant text is set forth below for your reference.

Ms. Kim Browning
U.S. Securities and Exchange Commission
Division of Investment Management

“Principal Risks of Investing in the Fund.  The Fund’s principal risks are discussed below.  The value of the Fund’s investments may increase or decrease, sometimes dramatically, which will cause the value of the Fund’s shares to increase or decrease. As a result, you may lose money on your investment in the Fund, and there can be no assurance that the Fund will achieve its investment objective. The Fund is not a complete investment program.”

11.
With respect to Oppenheimer SteelPath MLP Alpha Plus Fund, please state whether the amount of borrowings is included in the Fund’s assets under management for purposes of calculating the management fee.  If so, consider if the disclosure in the item titled “Interest Expense Related to Borrowings” in the Fund’s fee table needs to be revised.

The Fund’s borrowings are not included in its assets under management for purposes of calculating the management fee.

12.	Please consider whether the defined term “the Fund” is confusing when used in each Fund’s summary section.

The Registrant does not think the term “the Fund” is confusing.   The term is defined in each Fund’s summary section each of which is itself clearly identified within the Table of Contents in the Prospectus.

13.
The discussion “Principal Risks” in the section of the prospectus relating to Oppenheimer SteelPath MLP and Infrastructure Debt Fund contains text for “Interest Rate Risk” which references derivatives, yet there is no principal risk disclosure for the fund’s investment in derivatives.  Please reconcile the disclosure accordingly.  Please also acknowledge  the Trust’s obligations with respect to disclosure relating to derivatives as described in the letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (the “July 2010 Letter”).

Derivatives are not a principal investment strategy of the Fund.  The references to derivatives in the discussion of interest rate risk will be deleted.  The Trust acknowledges its disclosure obligations with respect to the July 2010 Letter.

14.
Please advise the Staff in advance of filing Post-Effective Amendment No. 11 as to whether any of the Funds invest in total return swaps.  If so, the Staff may provide further comments regarding these instruments.  If the Funds invest in total return swaps, please include disclosure in the chart titled “Additional Information About Investments.”

The Funds do not currently invest in total return swaps.

Statement of Additional Information

15.
In accordance with Item 16(b) of Form N-1A, please describe any investment strategies, including a strategy to invest in a particular type of security, that are not principal strategies and the risks of those strategies.

Ms. Kim Browning
U.S. Securities and Exchange Commission
Division of Investment Management

Please see the section titled “Investment Strategies and Risks” for the discussion of such strategies and risks.

16.
Please confirm that all principal risks are disclosed in the prospectus in accordance with items 4 and 9 of  Form N-1A and note that risk disclosure in the SAI should not be duplicative of that contained in the prospectus unless necessary to make the SAI comprehensible.

The Registrant hereby acknowledges the comment and confirms that all principal risks are disclosed in the prospectus.

17.	Please state the maximum percentage of assets that a Fund may invest in reverse repurchase agreements.

A Fund may invest in reverse repurchase agreements in an amount up to its limitation on borrowings (currently 33 1/3% of the value of its total assets).  As disclosed in the registration statement, only Oppenheimer SteelPath MLP Alpha Plus Fund and Oppenheimer SteelPath MLP and Infrastructure Debt Fund currently invest in reverse repurchase agreements.

18.	With respect to the Funds’ fundamental policy on concentration, please confirm that the Funds may concentrate in the energy sector.

The Funds hereby confirm, consistent with the text of the fundamental policy on concentration, that the Funds may concentrate in the energy sector.

19.	May the Funds pledge assets to secure borrowings? If so, please state the maximum percentage that may be pledged.

Each Fund may pledge assets to secure borrowings to the extent allowed under the Investment Company Act of 1940, which is up to 33 1/3% of total assets.

20.	In the section titled “Restricted Securities and Illiquid Investments” please state what a Fund will do if its 15% limitation on illiquid securities is exceeded.

The text noted in bold below will be added to the section titled “Restricted Securities and Illiquid Investments”:

Restricted Securities and Illiquid Investments

A Fund may purchase and hold illiquid investments. A Fund will not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in investments that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale.    If the 15% threshold is exceeded and not expected to be reduced through purchases of liquid securities in the ordinary course of business, a Fund will take reasonable steps in an orderly

Ms. Kim Browning
U.S. Securities and Exchange Commission
Division of Investment Management

fashion to reduce its holdings in illiquid securities. This policy does not include restricted securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933, as amended (“1933 Act”), which the Board or the Advisor, has determined under Board-approved guidelines are liquid. No Fund, however, currently anticipates investing in such restricted securities.

21.	In the section titled “Borrowings” please state what a Fund will do if it borrows in excess of the limitations on borrowings imposed by the Investment Company Act of 1940, as amended (the “1940 Act”).

The first paragraph in the section titled “Borrowings” explains what a Fund would do if it borrows in excess of the limitations imposed by the 1940 Act.  The text is set forth below for your reference with relevant text highlighted in bold.

A Fund may borrow from banks (as defined in the 1940 Act) in amounts up to 33 1/3% of a Fund’s total assets (including the amount borrowed). A Fund also may borrow up to an additional 5% of its total assets for temporary purposes. A Fund may borrow to leverage or increase their portfolio holdings. Such borrowings may be on a secured or unsecured basis at fixed or variable rates of interest. The 1940 Act requires a Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings. This allows the Funds to borrow for such purposes an amount (when taken together with any borrowings for temporary or emergency purposes as described below) equal to as much as 50% of the value of its net assets (not including such borrowings). If such asset coverage should decline to less than 300% due to market fluctuations or other reasons, a Fund may be required to dispose of some of its portfolio holdings within 3 days (not including Sundays and holidays) in order to reduce the Fund’s debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to dispose of portfolio holdings at that time.

22.
In the section titled “Fundamental Investment Restrictions” please state what a Fund would do with respect to securities other than borrowings and illiquid securities if any applicable percentage limit is exceeded.

The text noted in bold below will be added to the section titled “Fundamental Investment Restrictions”:

   Fundamental Investment Restrictions

The investment restrictions for each Fund as set forth below are fundamental policies that may not be changed with respect to a Fund without the approval of a majority of the Fund’s shareholders. As defined by the 1940 Act, a “vote of a majority of the outstanding voting securities of the Fund” means the affirmative vote of the lesser of (1) more than 50% of the outstanding shares of the Fund or (2) 67% or more of the shares present at a meeting, if more than 50% of the outstanding shares are represented at the meeting in person or by proxy.  Each Fund’s investment objectives as described in the Prospectus and all other investment policies and practices described in the Prospectus and this SAI, unless identified as fundamental, are non-fundamental and may be changed by the Board without the approval of shareholders.  For purposes of the following restrictions: (i) unless the Prospectus or the SAI states that a percentage limitation applies on an ongoing basis, percentage limitations apply immediately after a purchase or initial investment, and (ii) any subsequent change in applicable  percentage resulting from market fluctuations or other changes in total or net assets does not require elimination of any security from the portfolio, except in the case of borrowings and illiquid securities.

Ms. Kim Browning
U.S. Securities and Exchange Commission
Division of Investment Management

*     *     *     *     *

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.
K&L Gates LLP
KPMG LLP